11019072

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

FEB 28 2011

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67734

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2010** (MM/DD/YY) AND ENDING **12/31/2010** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SFI International, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10575 Stonebridge Blvd.
(No. and Street)

Boca Raton	**FL**	**33498**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marty Dugan **480-948-0038**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sarvas, King & Coleman, P.C.
(Name – *if individual, state last, first, middle name*)

3101 North Central Ave	**Phoenix**	**AZ**	**85012**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the**

CONFIDENTIAL TREATMENT REQUESTED

collection of information contained in this form
are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marty Dugan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SFI International, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Member

Title

Notary Public

CYNTHIA S. BERGMAN
Notary Public - Arizona
MARICOPA COUN
My Commission E
FEBRUARY 28, 2

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SFI INTERNATIONAL LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2010

Sarvas, King & Coleman, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

3101 NORTH CENTRAL AVENUE • SUITE 1100
PHOENIX, ARIZONA 85012-2642
TELEPHONE (602) 241-1200 • FACSIMILE (602) 241-0162
WEBSITE: www.skccpa.com

TERRY B. SARVAS
CRAIG A. KING
ROBERT F. COLEMAN
MICHAEL W. EDGELL
DEBI A. TOBIN
DENISE D. TRIPP
CAREEN L. HENRY

JACQUELINE A. HOLTZEN
VIRGINIA C. TEJADA
SHEHZANA SHARIF
KEVIN C. BACH
EDWARD K. HANCE
SPENCER L. BUNN
ANDREW J. ANTHONY
VICTORIYA ROKHLINA

INDEPENDENT AUDITOR'S REPORT

To the Members of
SFI International LLC:

We have audited the accompanying statement of financial condition of SFI International LLC as of December 31, 2010, and the related statements of operations and changes in members' equity, and of cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SFI International LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

INDEPENDENT AUDITOR'S REPORT
(CONTINUED)

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phoenix, Arizona
February 22, 2011

SFI INTERNATIONAL LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Current Assets:	
Cash	$ 16,275
Prepaid Expenses	1,221
Total Current Assets	17,496
Total Assets	$ 17,496

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities:	
Accounts Payable	$ 9,152
Total Current Liabilities	9,152
Total Liabilities	9,152
Members' Equity:	
Contributed Capital	105,052
Accumulated Deficit	(96,708)
Total Members' Equity	8,344
Total Liabilities and Members' Equity	$ 17,496

The accompanying notes are an integral part of these financial statements.

SFI INTERNATIONAL LLC
STATEMENT OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

Revenues	$ -
Operating Expenses:	
Professional Services	35,167
Total Operating Expenses	35,167
Net Loss from Operations	(35,167)
Other Income:	
Interest Income	1
Total Other Income	1
Net Loss	(35,166)
Member Contributions	29,982
Members' Equity, beginning of year	13,528
Members' Equity, end of year	$ 8,344

The accompanying notes are an integral part of these financial statements.

SFI INTERNATIONAL LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

Cash Flows from Operating Activities	
Net Loss	$ (35,166)
Net Change in Operating Assets and Liabilities:	
Prepaid Expenses	(357)
Accounts Payable	(4,437)
Net Cash Used for Operating Activities	(39,960)
Cash Flows from Financing Activities	
Member Contributions	29,982
Net Cash Provided by Financing Activities	29,982
Net Decrease in Cash	(9,978)
Cash, beginning of year	26,253
Cash, end of year	$ 16,275
Supplemental Disclosure of Cash Flow Information	
Cash Paid During the Year for:	
Interest	$ -
Income Taxes	$ -

The accompanying notes are an integral part of these financial statements.

Note 1: The Company and Its Significant Accounting Policies

The Company

SFI International LLC (the "Company") was organized during February 2007 as a Delaware limited liability company for the purpose of investment banking. The Company is registered as a broker-dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority. The Company is engaged in a single line of business as a securities broker-dealer. The Company member's individual liability for Company debts is limited to their invested capital.

The Company has not generated any revenues from operations from its inception through December 31, 2010.

Significant Accounting Policies

Basis of Financial Statements

The Company's financial statements are prepared on the accrual basis of accounting. Accordingly, all revenues are recognized when earned and all expenses are recognized when incurred.

Management's Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported amounts of revenues and expenses. Management is of the opinion that the estimates used and assumptions made in connection with the preparation of these financial statements are materially correct, however, actual results may differ.

Fair Value of Financial Statements

Accounting principles generally accepted in the United States of America establishes a hierarchy that prioritizes inputs used in measuring fair value. The three levels of inputs are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Note 1: The Company and Its Significant Accounting Policies (Continued)

Significant Accounting Policies (Continued)

Fair Value of Financial Statements (Continued)

Level 2 - Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates, and similar data.

Level 3 - Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Company's own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The fair value of cash, prepaid expenses, and accounts payable approximate their carrying value principally because of the short maturity of those instruments.

Cash

The Company maintains all of its available cash at a national financial institution. The Company's funds maintained at this financial institution are guaranteed by the Federal Deposit Insurance Corporation up to a maximum of $250,000. In the ordinary course of business, the Company may, at times, maintain deposits in excess of this insured amount.

Income Taxes

The Company is not subject to federal or state income taxes. All items of income, gain, deduction, loss and credits are allocated and reported to each member for purposes of determining their separate income tax liabilities. Accordingly, these financial statements include no provision for current or deferred income taxes.

Note 1: The Company and Its Significant Accounting Policies (Continued)

Significant Accounting Policies (Continued)

Income Taxes (Continued)

During the year ended December 31, 2009, the Company adopted the provisions of Financial Accounting Standards Board ("FASB") FASB ASC 740-10, Accounting for Income Taxes, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Based on the Company's evaluation of tax positions taken in its 2008 through 2010 tax returns, there are no significant uncertain tax positions requiring recognition in the financial statements during the year ended December 31, 2010. In the event the Company is assessed interest or penalties by major tax jurisdictions, it will be classified as income tax expense in the financial statements.

Note 2: Professional Services Expense

The Company has an agreement with an entity that serves as their limited principal for finance and operations. Under the terms of this agreement, this entity prepares financial reports to be submitted to established securities industry regulatory agencies and supervises the Company's responsibilities under the provisions of the Securities and Exchange Act of 1934. Expenses under this contract were $24,000 during the year ended December 31, 2010.

Note 3: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. As of December 31, 2010, the Company had net capital of $7,123, which was $2,123 in excess of its required net capital of $5,000, and its net capital ratio was 1.28 to 1.

Note 4: Subsequent Events

The Company has evaluated subsequent events through February 22, 2011, the date that the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

SFI INTERNATIONAL LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2010

Computation of Net Capital	
Total Members' Equity	$ 8,344
Less: Nonallowable Assets	(1,221)
Net Capital	$ 7,123
Computation of Excess Net Capital	
Net Capital as Calculated Above	$ 7,123
Net Capital Requirement	5,000
Excess Net Capital	$ 2,123
Computation of Aggregate Indebtedness to Net Capital	
Aggregate Indebtedness	$ 9,152
Net Capital as Calculated Above	7,123
Ratio of Aggregate Indebtedness to Net Capital	1.28 to 1
Reconciliation with Company's Computation	
Net Capital, as reported in the Company's December 31, 2010 Part II (unaudited) FOCUS report	$ 7,123
Net Effect of Audit Adjustments	-
Net Capital Reported Above	$ 7,123

See accompanying independent auditor's report.

SCHEDULE II

SFI INTERNATIONAL LLC
STATEMENT REGARDING RULE 15c3-3
DECEMBER 31, 2010

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

See accompanying independent auditor's report.

SUPPLEMENTARY REPORT

Sarvas, King & Coleman, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

TERRY B. SARVAS
CRAIG A. KING
ROBERT F. COLEMAN
MICHAEL W. EDGELL
DEBI A. TOBIN
DENISE D. TRIPP
CAREEN L. HENRY

3101 NORTH CENTRAL AVENUE • SUITE 1100
PHOENIX, ARIZONA 85012-2642
TELEPHONE (602) 241-1200 • FACSIMILE (602) 241-0162
WEBSITE: www.skccpa.com

JACQUELINE A. HOLTZEN
VIRGINIA C. TEJADA
SHEHZANA SHARIF
KEVIN C. BACH
EDWARD K. HANCE
SPENCER L. BUNN
ANDREW J. ANTHONY
VICTORIYA ROKHLINA

SUPPLEMENTARY REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY RULE 17a-5(g)(1)

To the Members of
SFI International LLC:

In planning and performing our audit of the financial statements of SFI International LLC as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13; or

SUPPLEMENTARY REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY RULE 17a-5(g)(1) (CONTINUED)

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

SUPPLEMENTARY REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL REQUIRED BY RULE 17a-5(g)(1)
(CONTINUED)

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the information and use of the members of SFI International LLC, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Semple, Marchal & Cooper, P.C.

Phoenix, Arizona
February 22, 2011

Sarvas, King & Coleman, P.C.
3101 North Central Avenue, Suite 1100
Phoenix, Arizona 85012-2642